United States securities and exchange commission logo





                          October 7, 2020

       David Nassif, Esq.
       Principal Financial Officer and General Counsel
       Axovant Gene Therapies Ltd.
       Suite 1, 3rd Floor
       11-12 St. James   s Square
       London SW1Y 4LB, United Kingdom

                                                        Re: Axovant Gene
Therapies Ltd.
                                                            Registration
Statement on Form S-4
                                                            Filed October 2,
2020
                                                            File No. 333-249279

       Dear Mr. Nassif:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tim
Buchmiller at (202) 551-3635 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              John T. McKenna, Esq.